October 2, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Vanport Acquisition I, Corp.

Registration Statement on Form 10-12G

Filed August 23, 2012

File No. 000-54787

Vanport Acquisition II, Corp.

Registration Statement on Form 10-12G

Filed August 23, 2012

File No. 000-54788

Vanport Acquisition III, Corp.

Registration Statement on Form 10-12G

Filed August 23, 2012

File No. 000-54789

Vanport Acquisition IV, Corp.

Registration Statement on Form 10-12G

Filed August 23, 2012

File No. 000-54790

Vanport Acquisition V, Corp.

Registration Statement on Form 10-12G

Filed August 23, 2012

File No. 000-54791

Dear Jeffrey Riedler and Jennifer Riegel:

We have reviewed your comments regarding the Form 10-12G filings Vanport Acquisition I, Corp., et al and have amended the filings as per below.

General

1.

We note that the Certificate of Incorporation and Bylaws attached as exhibits to the Form 10-12G for Vanport Acquisition I, Corp each reference Vanport Acquisition II, Corp. Please file as exhibits to this filing the Certificate of Incorporation and Bylaws of Vanport Acquisition I, Corp

Response:

We will file the correct Certificate of Incorporation and Bylaws as exhibits to the Form 10-12G for Vanport Acquisition I, Corp.  The Certificate of Incorporation will reflect the correction increasing the number of authorized shares to 120,000,000 (100,000,000 shares of common stock and 20,000,000 shares of preferred stock) mailed to the State of Delaware.

2.

Please be advised that each of the below comments included in this letter is applicable to all five (5) registration statements referenced above, and that each should be amended in accordance with the relevant comment.

Response:

Noted.

3.

Your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and re-filing when you have cleared all of our comments.

Response:

Noted.

4.

We note that each of your Certificates of Incorporation authorize the issuance of 100,000,000 shares of stock. However, you disclose on pages 15, 22, 23, F-3 and F-9 that your Certificate of Incorporation authorizes an aggregate of 120,000,000 shares of stock, consisting of 100,000,000 shares of common stock and 20,000,000 shares of preferred stock. You also disclose on page 17 that you have 10,000,000 shares of authorized preferred stock. Please revise your filings to remove these inconsistencies.

Response:

Certificates of Correction have been mailed to the State of Delaware for Vanport Acquisitions I, II, III, IV and V, Corp (“Vanports”) to increase the number of authorized shares to a total of 120,000,000.  The corrected Certificate of Incorporation will reflect 100,000,000 shares of common stock at 0.0001 par value and 20,000,000 shares of preferred stock at 0.0001 par value.

The section titled, “Authorization of preferred stock” on page 17 was corrected to read, “The Company authorizes the issuance of up to 20,000,000 shares of preferred stock with designations”.

Item 1. Business

Business Development, page 3

5.

You disclose that “Vanport” refers to the respective Vanport Acquisition entity, however, it appears from your disclosure throughout the filing that your reference to “Vanport” is actually intended to reference Vanport Holdings, Inc. Please review your disclosure throughout the registration statement and clarify the entity that you intend to reference.

Response:

The third paragraph under the section titled, “Liquidity and Capital Resources” on page 19 has been updated to read, “…..or other contract has been entered into regarding such payment by Vanport Holdings.”

The fourth paragraph under the section titled, “Liquidity and Capital Resources” on page 19 has been updated to read, “Although, Vanport Holdings has not set a limit on the amount of expenses it will pay on behalf of the Company.”

The first sentence on page 26 was updated to read, “On July 18, 2012 Vanport Acquisition I, Corp. engaged WilsonMorgan, LLP as auditor.”

6.

On page 4, you reference the payment of compensation to be received by Mr. Wahl and other affiliates. On page 21 and otherwise throughout the filing, you disclose that no compensation is being paid to Mr. Wahl. Please revise to remove this inconsistency.

Response:

Noted and we revised the fourth paragraph on page 4.

Item IA. Risk Factors, page 11

Opt-in Right for Emerging Growth Company, page 11

7.

Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

Response:

The following disclosure has been added to the “Opt-in right for emerging growth company” section and the Significant Accounting Policies disclosure on page 20, “The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the Jobs Act, that allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.”

Item 5. Directors and Executive Officers, page 19

8.

Please provide disclosure required pursuant to Item 401(e) of Regulation S-K that briefly describes Mr. Wahl’s business experience during the past five years. In this regard, please include disclosure that describes Mr. Wahl’s prior experience with blank check companies that you reference on page 18.

Response:

The following disclosure was added to page 21, “From January 2010 to present, Mr. Wahl serves as the Managing Partner of Anton & Chia, LLP a PCAOB registered accounting firm that focuses on auditing companies in the small to middle market that will become publicly listed companies in the United States of America. From December 2007 to August 2009 he served as a partner at a large regional accounting firm.  From January 2005 to November 2007 he served as managing partner at Grobstein Horwath & Company LLP’s Orange County Office.  From January 1999 to December 2004 he held several positions at KPMG, LLP including Manager, Supervisor, Senior Accountant and Staff Accountant.  He has significant international exposure for completing transactions with companies in Canada, China, Europe and Hong Kong for public listing on major exchanges in the United States of America. His transactional experience has allowed him to be involved in capital raises in excess of $4.0B where he has partnered with Deutsche Bank, Jeffries and Company, JP Morgan, and Merrill Lynch. Mr. Wahl is a Certified Public Accountant in California, USA. He is also a Canadian Chartered Accountant.  Mr Wahl is currently the President, Secretary, Treasurer and Director of 4 other blank check companies, Vanport Acquisition I, II, III, IV and V.”

9.

It appears that Mr. Wahl is the Managing Partner of Anton & Chia.  If true, please expand your disclosure throughout the filing to disclose the current demands on Mr. Wahl’s time due to this position at Anton & Chia.

Response:

The following sentences were added to:

a)

the second paragraph on page 7,

b)

the section, “Conflicts of Interest” on page 12,

c)

the fourth paragraph on pg 13 and

d)

the section, “Conflicts of Interest” on page 21,

“Mr. Wahl also serves as the Managing Partner of Anton & Chia, LLP and PCAOB registered accounting firm.  Mr. Wahl anticipates that he will devote an estimated eight hours a week to our business until the acquisition of a successful business opportunity has been identified. We do not feel Mr. Wahl’s responsibilities at Anton & Chia, LLP will interfere with his duties as the sole officer, director and indirect beneficial shareholder of Vanport Acquisition I-V.”

Item 10. Recent Sales of Unregistered Securities, page 22

10.  On page 23, you disclose that you issued 10,000,000 shares of Common Stock to Vanport Holdings, Inc. for services in connection with the incorporation of the Company. However, in the following paragraph you state that no securities have been issued for service and, on page F-9, you disclose that the shares were issued for reimbursement of expenses paid for start-up expenses.  Please revise your disclosure throughout the filing to clarify whether the shares were issued as compensation or whether the shares were issued as a reimbursement of expenses.  In addition, please disclose whether you intend to issue shares in the future for services rendered or for expense reimbursement.

Item 10 on page 23 was revised to read, “On June 30, 2012, the Registrant issued 10,000,000 shares of Common Stock to Vanport Holdings, Inc. as reimbursement of expenses in connection with the incorporation of the Company. The Registrant issued these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.  The Registrant intends to issue more shares in the future for expense reimbursement.

No securities have been issued for services. Neither the Registrant nor any person acting on its behalf has offered or sold Company securities by means of any form of general solicitation or general advertising. No services were performed by any purchaser as consideration for any shares issued.

The beneficiary of these shares represented in writing that it acquired the securities for its own account. A legend was placed on the stock certificate stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.”

There were no revisions to page F-9.

Vanport Acquisition I, Inc.

Report of Independent Registered Public Accounting Firm, page F-2

11.  Please revise your filing to include an audit report that includes a typed signature of the accounting firm, the date the report was issued, and indicates the city and state where issued.

Response:

Noted and Report of Independent Registered Public Accounting Firm was amended accordingly.

/s/ Vanport Acquisitions I, II, III, IV and V

Newport Beach, California

October 2, 2012